Satcon Technology Corporation

27 Drydock Avenue

Boston, MA 02210-2377

October 7, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Mr. Eric Atallah
Staff Accountant

Re:	Satcon Technology Corporation
Form 10-K for the year ended December 31, 2008
Filed March 12, 2009
File No. 1-11512

Dear Mr. Atallah:

This letter is submitted on behalf of Satcon Technology Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 12, 2009 (the “Form 10-K”), as set forth in a letter dated October 2, 2009 to Charles S. Rhoades (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Form 10-K for the Year Ended December 31, 2008

Significant Customers, page 9

Comment No. 1

We note your response to prior comment 1.  It remains unclear how you determined that the loss of any one of your two largest customers would not have a material adverse effect.  Your response seems to imply that it is inappropriate to determine the materiality of the loss of any 10% customer for FY2008 until the end of FY2009 when you would determine whether the lost FY2008 sales have been adequately offset by increased sales to new customers in the following year.  In other words, we understand your position to be that because Customer #3 and #4 emerged in FY 2008, the loss of customers #1 and #2 was immaterial.  Please tell us whether, and if so, why, you believe that materiality should not be judged at the close of the period covered by the 10-K (unless subsequent events prior to the filing of the 10-K require otherwise.)  We note that if assessed at the end of FY2008, the loss of Customers #3 or #4 would appear to be material and therefore require disclosure of the identities of the customers.  To the extent that you continue to believe otherwise, please provide us with your analysis and cite the authority upon which you rely.  Alternatively, please confirm that you will disclose the identities of your 10% customers.

Response to Comment No. 1

In future filings of its Form 10-K, the Company will name each 10% customer and describe the relationship with such customer.

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In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 897-2416.

Sincerely,

/s/ John W. Peacock

John W. Peacock
Chief Accounting Officer